VIA EDGAR

March 31, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Stephen Krikorian

Re:	Accenture plc
Form 10-K for the Fiscal Year Ended August 31, 2014
Filed October 24, 2014
File No. 001-34448

Dear Mr. Krikorian:

On behalf of Accenture plc (the “Company”), we are providing the following response to the comment set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Pierre Nanterme, dated March 3, 2015, which letter was supplemented by a telephone conversation between the Company, represented by Richard Clark and Penny Hughes, and the Staff, represented by Melissa Walsh, on March 25, 2015. To assist your review, we have retyped the text of the Staff’s comment below.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.
We note the proposed revision to your disclosure in response to prior comment 1. Please tell us what consideration was given to aligning your disclosure more closely to the definition of TPE than VSOE in your future filings. In this regard, your proposed disclosure indicates selling price of each element is based on the price charged when the element is sold separately on a regular basis, while you explain in your response that it is the price of the vendor’s largely interchangeable products or services in standalone sales to similarly situated customers. We refer you to ASC 605-25-30-6A and ASC 605-25-30-6B.

As indicated in our earlier response, our process for determining the selling price for contracts with multiple elements has not changed for the periods presented in our 2014 Form 10-K filing - we have consistently applied a practice of looking to standalone sales of our services in determining pricing. The prices we charge for various elements in standalone sales can differ somewhat from customer to customer based on competitive pricing factors. This results in prices that don’t always fall within a narrow range. We therefore determined that our process is more closely aligned with the definition of Third Party Evidence (“TPE”) of selling price in Accounting Standards Codification (“ASC”) 605-25-30-6B, which states that TPE is “the price of the vendor’s…largely interchangeable products or services in standalone sales to similarly situated customers.”

In light of the Staff’s comment, we will clarify our disclosure in future filings by revising the sentence in question in the following manner going forward:

“The selling price of each element is determined by obtaining third party evidence of the fair value of each element and is based on the price charged for largely interchangeable services when the element is sold separately in standalone sales by the Company to similarly situated customers ~~on a regular basis and not as a part of a contract with multiple elements~~.”

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

************

Please do not hesitate to call Richard Clark at 617-488-4856 or the undersigned at 678-657-6191 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

ACCENTURE PLC, represented by its duly authorized signatory

/s/ David Rowland
By: David Rowland

cc:	Pierre Nanterme, Accenture
Julie Sweet, Accenture
Richard Clark, Accenture
A.J. Kess, Simpson Thacher & Bartlett LLP
John Naughton, KPMG LLP

3